Exhibit 3.2

MERCER ISLAND INVESTORS GROUP, INC.

SHAREHOLDERS AGREEMENT

October 19, 2016

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4.3	Repurchase Rights	6

4.4	Terms and Conditions	7

4.5	Failure to Repurchase	7

ARTICLE 5 DEFAULT		8

5.1	Events of Default	8

5.2	Remedies	8

5.3	Monies Held	8

ARTICLE 6 TERMINATION OF AGREEMENT		8

6.1	Method of Termination	8

6.2	Termination Shall Not Affect Right to Receive Money	9

ARTICLE 7 GENERAL		9

7.1	Confidentiality	9

7.2	Amendments	9

7.3	Legend on Share Certificates	9

7.4	Governing Law	10

7.5	Jurisdiction and Venue; Dispute Resolution	10

7.6	Severability	11

7.7	Notices	11

7.8	Agreement Supersedes Statutory Authority	12

7.9	Company to be Bound	12

7.10	Entire Agreement	12

7.11	Creditors	12

7.12	Remedies	12

7.13	Waiver of Jury Trial	12

7.14	Construction	12

7.15	Waivers	13

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7.16	Spousal Acknowledgement	13

7.17	Counterparts; Electronic Transmission	13

7.18	Enurement	13

Exhibit A – NAMES, ADDRESSES AND SHAREHOLDINGS OF SHAREHOLDERS

Exhibit B – DEFINITIONS

Exhibit C – FORM OF JOINDER TO SHAREHOLDERS AGREEMENT

Exhibit D – FORM OF SPOUSAL CONSENT

Exhibit E – CODE OF CONDUCT

iii

SHAREHOLDERS’ AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this “Agreement”) is made and entered into as of October 19, 2016 by and among Mercer Island Investors Group, Inc., a Washington corporation (the “Company”), and the persons identified on the signature page hereof (the “Shareholders”).

WHEREAS:

A.	The Company was formed on September 2, 2016 with the purpose of acquiring certain assets used in the operation of the Roanoke Inn, located at 1825 72nd Ave SE, Mercer Island Washington 98040 and a rental property located at 7037 North Mercer Way, Mercer Island Washington 98040;

B.	The authorized capital of the Company consist of 100,000 shares of common stock (the “Shares”);

C.	Each of the Shareholders is the registered and beneficial owner or has the right to acquire of the number of Shares listed in Exhibit “A” to this Agreement; and

D.	The Shareholders have agreed that this Agreement establishes the terms governing:

(i)	The composition of the Company’s Board of Directors;

(ii)	The ability of Shareholders to transfer their Shares in the Company; and

(iii)	The ability of the Company to redeem the Shares under certain circumstances.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, all parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.	Interpretation

1.1	Definitions. For the purposes of this Agreement (including the recitals), the terms in Exhibit “B” shall have the meanings given to them in that Exhibit.

1.2	Meaning of Control. For the purposes of this Agreement, “control” where used in connection with a Shareholder which is a corporation means:

(a)	the right to exercise a majority of the votes which may be voted at a general meeting of such corporation; or

(b)	the right to elect or appoint directly or indirectly a majority of the directors of such corporation or other persons who have the right to manage or supervise the management of the affairs and business of the corporation.

1.3	Accounting Terminology. All accounting terms not expressly defined in this Agreement shall have the respective meanings usually ascribed to them in accordance with Generally Accepted Accounting Principles in the United States.

1.4	Headings. The headings used in the Agreement are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.5	Exhibits. The Exhibits to this Agreement which are incorporated and form part of this Agreement are as follows:

A – Names, Addresses and Shareholdings of Shareholders

B – Definitions

C – Form of Joinder

D – Form of Spousal Consent

E – Code of Conduct

ARTICLE 2

DIRECTORS

2.1	Composition of Board of Directors. The Board shall consist of five (5) Directors and the initial composition of the Board shall consist of the following Directors:

(i)	Christian Schiller, as Chairman

(ii)	John Naye

(iii)	Up to three (3) directors elected by Shareholders.

2.2	Elected Directors. Except for Christian Schiller and John Naye, each of the Directors will be subject to election by Shareholders in accordance with the requirements of the Company’s articles of incorporation, the Company’s bylaws and the Washington Business Corporations Act. The Board may remove any Director from the Board for Cause.

2.3	Permanent Directors. Each of Christian Schiller and John Naye shall not be subject to the shareholder election requirements found in the Company’s articles of incorporation, the Company’s bylaws and the Washington Business Corporation Act and instead shall serve on the Board until the earlier of their death, resignation or removal by either (i) the Board for Cause, or (ii) by the vote of Shareholders holding three-quarters ( 3⁄4) or more of the outstanding Shares at a meeting of Shareholders held for such purpose.

2.4	Removal for Cause. For purposes of this Agreement, removal for “Cause” shall include removal of a Director from the Board because such Director: (i) is adjudged guilty of a felony, any crime involving dishonesty or breach of trust or any crime involving a breach of his fiduciary duties to the Company; (ii) is willfully and continually failing to comply with any law, rule, or regulation (other than traffic violations or similar offenses) or final cease and desist order of a regulatory agency having jurisdiction over the Company; (iii) commits a material act of dishonesty or disloyalty related to the business of the Company; (iv) is unable to substantially perform his duties with the Company due to drug addiction or chronic alcoholism; or (v) has been deemed by the Board to have suffered a Permanent Incapacity. Notwithstanding the foregoing, a Director shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less a majority of the remaining Directors on the Board at a meeting of the Board called for such purpose (after reasonable notice to such Director and an opportunity for him, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, he was guilty of conduct that constitutes Cause (as defined above) and specifying the conduct in detail

2.5	Director Remuneration. The Board will determine the compensation to Directors.

2.6	Meetings and Proceedings of the Board. Meetings and proceedings of the Board shall be held in accordance with the provisions of the Company’s governing documents and the Washington Business Corporations Act respecting proceedings of directors.

2.7	Indemnification of Directors and Officers. Subject to the limitations contained in the Washington Business Corporation Act and except in respect of an action by or on behalf of the Company to procure a judgment in its favor, the Company shall indemnify each director and officer of the Company, or person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a Director or officer of the Company or such body corporate, if:

(a)	he or she acted honestly and in good faith with a view to the best interests of the Company; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

The Company shall obtain and pay for director and officer liability insurance for all directors and officers of the Company in an amount acceptable to the Board.

2.8	Electronic Communications. Each of the Shareholders hereby consents to the delivery by the Corporation of any notices, documents or other information to the Shareholder by electronic means, and designates transmission via e-mail to the latest e-mail address of the Shareholders as shown in the records of the Company, with attachments in Microsoft Word, Excel or PowerPoint formats, Adobe PDF format or such other formats as are generally accessible to users of e-mail in the United States, as the system to be used by the Company to send such notices, documents or other information to the Shareholder by electronic means.

ARTICLE 3

RESTRICTIONS OF TRANSFERS OF COMMON SHARES

3.1	Restriction on Transfer. No Shareholder shall Transfer Shares to any person, whether a Shareholder or not, except as expressly provided in this Agreement. Further, all potential Transfers of Shares must be approved by the Board in accordance with Section 3.2 and are subject to rights of first refusal outlined in Section 3.3.

3.2	Board Approval.

(a)	Except for a Transfer made to the Company pursuant to Article 4 below, no Shares may be transferred by any Shareholder to any other Person without first receiving approval of such Transfer by the Board, who shall have complete discretion to either approve or not approve all potential transfers of Shares not made pursuant to Article 4 below.

(b)	If a Shareholder either (a) receives an offer to purchase all or a portion of his, her or its Shares from a Person and desires to accept it, or (b) decides to convey or contract to convey all or a portion of his, her or its Shares to any Person (the “Selling Shareholder”), prior to accepting such offer or entering into an unconditional agreement for sale, the Seller Shareholder will provide to the Company written notification of such intentions (the “Offer”), which Offer shall specify the material terms and conditions of the conveyance proposed, the Purchase Price therefore (which must consist entirely of monetary consideration), the manner in which such Purchase Price is to be paid, and all other material terms and conditions of the transaction, including the number of Shares to be sold (the “Offered Shares”), together with the names and addresses of the proposed purchaser and a brief description of their financial status. Upon Board approval of a potential transfer, the secretary of the Board will provide the Selling Shareholder with written notification of the Board’s approval of the Offer in accordance with the notice requirements outlined in the Company’s bylaws.

(c)

Any attempt to make any Transfer of all or any of a Shareholder’s Shares not in compliance with this Agreement or applicable law shall be null and void and of no force and effect, the purported Transferee shall have no rights or privileges in or with respect to the Company, and the Company shall not give any effect in the Company’s records to such attempted Transfer. In the case of a Transfer or attempted Transfer of any Shares contrary to this Agreement or applicable law, the Shareholder engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and each of the other Shareholders from all losses that such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys’ fees and expenses) in enforcing the provisions of this Agreement.

3.3	Right of First Refusal. Except as otherwise expressly permitted in this Agreement ,after receiving the approval of the potential Transfer of Shares by the Board, the Company shall have forty-five (45) calendar days (the “Offer Period”) within which to make a written election to purchase the Offered Shares, upon the terms and conditions set forth in the Offer. If the Company does not respond or elect to purchase all of the Offered Shares (but not less than all) within the Offer Period, the Selling Shareholder may affect the sale of the Offered Shares to the proposed purchaser identified in the Offer upon the terms and conditions set forth in the Offer; provided, that, if such sale of the Offered Shares is not completed within sixty (60) calendar days after expiration of the Offer Period, the Selling Shareholder may not Transfer the Offered Shares pursuant to this Section 3.3 without again complying with the provisions of this Section 3.3;

3.4	Further Restriction of Transfer. No Shareholder shall Transfer all or any part of its Shares to any person, whether a Shareholder or not, who is not a party to or has not agreed to be bound by this Agreement until such person subscribes to or agrees to be bound by this Agreement. The Shareholders and the Company will not recognize or treat as a shareholder of the Company any person who acquires any interest or control over any Shares or afford any such person the rights afforded by this Agreement or any of the incidents connected with being a shareholder of the Company until such person subscribes to or agrees to be bound by this Agreement by executing a Joinder Agreement, the form of which is attached as Exhibit C hereto.

ARTICLE 4

COMPANY REPURCHASE RIGHTS

4.1	In General. Upon the occurrence of any one or more of the following events or conditions (each, a “Repurchase Event”) with respect to a Shareholder, such Shareholder (or Shareholder’s estate) shall be deemed to offer to sell to the Company in accordance with the procedures set forth in this Article 4 all Shares owned by such Shareholder (the “Repurchase Shares”):

(a)	Upon the death or adjudicated incompetence of a Shareholder, such Shareholder’s Shares are subject to transfer to such Shareholder’s heirs, executors, administrators, testamentary trustees, legatees or beneficiaries;

(b)	Any Transfer, award, or confirmation of any Shares (or interest therein) held by a Shareholder to the spouse (or former spouse) of the Shareholder other than pursuant to a Transfer made in accordance with the procedures in Sections 3.2 and 3.3 above;

(c)	The Shareholder makes an assignment for the benefit of creditors or applies for appointment of a trustee, liquidator, or receiver of any substantial part of its assets, or commences any proceedings relating to himself under any bankruptcy (including Chapter XI), reorganization, arrangement, or similar law;

(d)	If any application for appointment of a trustee, liquidator, or receiver of any part of a Shareholder’s assets is filed or proceeding relating to any bankruptcy (including Chapter XI), reorganization, arrangement, or similar law is commenced against any Shareholder, and such Shareholder indicates its consent thereto or an order is entered appointing a trustee, liquidator, or receiver or approving the petition in any such proceeding, which order remains in effect for more than sixty (60) calendar days;

(e)	If any Shareholder institutes any proceeding in a court of competent jurisdiction for sale of all or any portion of such Shareholder’s Shares;

(f)	With respect to any Shareholder that is an entity, any Change of Control in the Shareholder occurs;

(g)	The Shareholder becomes ineligible to be an owner of an entity holding a liquor license issued by the Washington State Liquor Control Board;

(h)	The Shareholder is determined by the Board to violate the code of conduct of Shareholders attached hereto as Exhibit E or any other similar ethics rules or regulations as established by the Board from time to time;

(i)	An event of Default has occurred with respect to the Shareholder causing the Shareholder to become a Defaulting Shareholder;

(j)	Any other event which, were it not for this Agreement, would cause any Shares to be Transferred, for consideration or otherwise, by a Shareholder to any Person, whether voluntarily, involuntarily, or by operation of law under circumstances that would not be in complaint with the provisions of Section 3.2 and 3.3 above.

4.2	Repurchase Process. Within thirty (30) calendar days after the occurrence of a Repurchase Event, the Shareholder in question or such Shareholder’s trustee in bankruptcy, personal representative, guardian, executor, or administrator, as the case may be, shall give written notice of such event to the Company, specifying the date of such event, describing in reasonable detail the nature of the event, the number of Repurchase Shares, and, if applicable, the Purchase Price for the Repurchase Shares offered by any Person or decreed by a court in connection with such event (the “Offer Notice”). If the Company has not received the Offer Notice upon the expiration of said period, any Shareholder who has knowledge of such event shall give written notice to the Company as soon as is reasonably practical. Alternatively, if the Board becomes aware of any Repurchase Event, the Board in its discretion may commence the repurchase proceedings outlined in this Article 4.

4.3

Repurchase Rights. After delivery of the Offer Notice to the Board, or the Board’s discovery of a Repurchase Event, the Board shall have forty-five (45) calendar days within which to make a written election to repurchase all or any portion of the

Repurchase Shares on the terms and conditions set forth in Section 4.4. Notwithstanding the foregoing, upon the occurrence of a Repurchase Event specified in Section 4.1(b) with respect to an individual Shareholder, the term “Repurchase Shares” shall be deemed to mean only the Shares (or interest therein) awarded to his or her spouse (or former spouse).

4.4	Terms and Conditions.

(a)	Unless a Purchase Price has otherwise been established, the cumulative purchase price for the portion of Repurchase Shares acquired by the Company pursuant to the provisions of this Article 4, shall be the Fair Market Value of such Repurchase Shares as at the end of the most recent fiscal year.

(b)	The Company may pay the cumulative Purchase Price determined under Section 4.4(a) in full at Closing (which shall take place at the principal office of the Company, or such other place as the parties may agree, on a date set by the parties which shall be no more than sixty (60) days after expiration of the 45-day period described in Section 4.3) or, alternatively, it may be paid in installments. If the Company elects to pay the Purchase Price in installments, a down payment equal to not less than ten percent (10%) of the Purchase Price shall be paid by the Company at Closing in immediately available funds. The Company shall pay the balance of the Purchase Price in not more than five (5) equal annual installments, together with interest accruing on the unpaid balance at an annual rate equal to the Prime Rate. Such installments shall commence on the first anniversary of the Closing date and continue until the Company has paid its share of the Purchase Price in full. If the Company elects to make installment payments, it may prepay any part of the unpaid balance without penalty at any time.

(c)	A Shareholder subject to this Article 4 hereby makes and constitutes the Company as his, her or its true and lawful agent and attorney-in-fact, with full power of substitution, in his, her or its respective name, place and stead to make, execute, sign, acknowledge, swear by, record and file on behalf of the Shareholder all documents and other instruments, and to take such other acts on the Shareholder’s behalf as may be necessary, to consummate such Transfer of Repurchase Shares to the Company pursuant to this Section 4.4. The foregoing power of attorney shall be irrevocable, shall survive the death or incapacity of the Shareholder and shall be binding on the Shareholder’s respective estate and the heirs, beneficiaries, successors and assigns, as the case may be.

4.5	Failure to Repurchase. In the event that the Company does not purchase the entire Repurchase Shares of a Shareholder, the Transferee of that portion of the Repurchase Shares shall become a Shareholder of the Company upon the Transferee executing a Joinder Agreement, in the form attached hereto as Exhibit C.

ARTICLE 5

DEFAULT

5.1	Events of Default. An event of default (a “Default”) arises if a Shareholder (a “Defaulting Shareholder”) fails to observe, perform or carry out any of its obligations under this Agreement, or is otherwise in material breach of the terms of this Agreement and such failure continues for 30 days after the Company gives a written notice of such default or breach to the Defaulting Shareholder, which notice shall set out particulars of the Default or breach and demand that the Default or breach be cured.

5.2	Remedies. If a Default occurs under subsection 5.1, the Company may:

(a)	pursue any remedy available in law or in equity, and the Company and each Shareholder acknowledge that specific performance, injunctive relief (mandatory or otherwise) or other equitable relief may be the only adequate remedy for a Default;

(b)	take all actions in their own name or in the name of the Defaulting Shareholder as may reasonably be required to cure the Default. All payments, costs and expenses incurred by the Company shall be payable by the Defaulting Shareholder to the Company on demand with interest at the Prime Rate plus 2% per annum;

(c)	implement the repurchase procedures outlined in Article 4 of this Agreement; and

(d)	waive the Default, provided that any waiver of a particular Default shall only be effective if it is in writing, signed by the Company, and shall not operate as a waiver of any subsequent or continuing Default,

5.3	Monies Held. If and so long as a Shareholder is a Defaulting Shareholder, all monies payable to that Defaulting Shareholder by the Company by way of dividends, repayment of loans or other distributions shall be held by the Company until such time as the Shareholder is no longer a Defaulting Shareholder.

ARTICLE 6

TERMINATION OF AGREEMENT

6.1	Method of Termination. This Agreement shall terminate upon the occurrence of any of the following events, namely,

(a)	the liquidation, dissolution or indefinite cessation of the business operations of the Company;

(b)	the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company;

(c)	the execution of an agreement of termination of this Agreement in writing by all of the Shareholders; or

(d)	the number of Shareholders being reduced to one (1).

6.2	Termination Shall Not Affect Right to Receive Money. No termination of this Agreement shall affect the right of any party to whom money is owed at the time of termination to receive that money according to the provisions of this Agreement, or affect any other rights of that party under this Agreement.

ARTICLE 7

GENERAL

7.1	Confidentiality. Each Shareholder agrees that any and all information delivered to, obtained by or that otherwise becomes in the possession of such Shareholder or any of its representatives or advisors pursuant to the provisions of this Agreement and any other proprietary information of the Company or relating to the Company’s business or assets shall be kept in strict confidence by such Shareholder and/or its representatives and/or advisors while he, she or it is a Shareholder and thereafter, except for disclosures made with the consent of the Board and except for any such information that (i) was or becomes generally available to the public (but not as a result of a breach of any duty of confidentiality by which such Shareholder or its representative or advisors are bound), (ii) was disclosed to such Shareholder by a third party not, to the knowledge of such Shareholder, subject to any duty of confidentiality to the Company or any of its Affiliates or (iii) is required, or deemed advisable by counsel, to be disclosed pursuant to applicable law or any judicial or administrative proceeding.

7.2	Amendments. This Agreement may not be amended except by the written agreement of Board and Shareholders holding sixty-six and two thirds percent (66-2/3%) or more of the outstanding Shares. Notwithstanding the foregoing, the Board may, in its discretion, make (i) any amendment to reflect the admission, substitution or withdrawal of Shareholders or the Transfer of Shares or issuance of additional Shares in accordance with the terms of this Agreement, (ii) any amendment to reflect a change in the name of the Company, its registered agent, or the registered office of the Company, or (iii) any amendment, supplement, waiver or modification that the Board determines to be required to comply with applicable law.

7.3	Legend on Share Certificates. All share certificates issued by the Company (including existing certificates) shall have typed or otherwise written thereon the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A SHAREHOLDERS AGREEMENT DATED AS OF OCTOBER 19, 2016 AMONG THE CORPORATION AND ALL THE SHAREHOLDERS THEREOF, WHICH AGREEMENT CONTAINS RESTRICTIONS ON THE RIGHT OF THE HOLDER HEREOF TO SELL, EXCHANGE, TRANSFER, ASSIGN, GIFT, PLEDGE, ENCUMBER, HYPOTHECATE OR OTHERWISE ALIENATE THE SECURITIES REPRESENTED HEREBY AND NOTICE OF THOSE RESTRICTIONS IS HEREBY GIVEN.

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “ACT”) OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES AND THE SECURITIES HAVE BEEN REGISTERED OR QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES LAWS, OR THE SALE IS MADE IN ACCORDANCE WITH AN EXEMPTION TO THE REGISTRATION REQUIREMENTS UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES REGISTRATION AND QUALIFICATION REQUIREMENTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH APPLICABLE STATE SECURITIES REGISTRATION OR QUALIFICATION REQUIREMENTS.

7.4	Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Washington (including the Washington Business Corporation Act) without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Washington.

7.5	Jurisdiction and Venue; Dispute Resolution.

(a)	Subject to Section 7.5(b), if any suit is brought arising out of or in connection with this Agreement, the parties consent to the jurisdiction of, and agree that sole venue will lie, in the state and federal courts located in King County, Washington.

(b)	It is the goal and objective of the Shareholders to work cooperatively and in good faith in the best interests of the Company and without the need for formal dispute resolution. In fulfillment of this goal and objective, the parties agree any disputes or disagreements arising from or relating in any way to the interpretation and/or enforcement of this Agreement and/or the ownership, operation, and/or management of the Company (a “Dispute”) shall be resolved in accordance with the procedures specified in this Section 7.5(b).

(i)

The parties shall attempt, whenever possible, to discuss and resolve any Disputes on an informal basis, in order to avoid the expense and delay associated with arbitration. A party invoking these dispute resolution procedures shall deliver a notice to the other parties (a “Dispute Notice”) of the claims it intends to bring and the relief sought, including sufficient details regarding the factual, contractual or other legal bases for the party’s claim as reasonably required to enable the parties receiving the Dispute

Notice to evaluate the claim and respond thereto. No arbitrator shall have authority to consider or resolve any Dispute that is not first the subject of a Dispute Notice and subject to informal resolution under this clause (i).

(ii)	If the parties are unable to resolve one or more Disputes informally, any party to the Dispute may initiate a binding arbitration proceeding for the final resolution of such remaining Dispute(s). A party shall initiate arbitration by delivering a notice to the other parties (an “Arbitration Notice”) describing the Dispute(s) to be arbitrated. Within fifteen (15) calendar days of receiving an Arbitration Notice, the receiving party may deliver its own Arbitration Notice, specifying additional Disputes to be submitted to arbitration. If more than one Dispute is to be arbitrated, the subject matters of the various Disputes need not be related to each other.

(iii)	The arbitration, which shall take place in King County, Washington unless otherwise agreed by the parties, shall be administered by the American Arbitration Association (“AAA”), or any successor thereto, in accordance with the AAA Rules, except as otherwise provided in this Section 7.5. The arbitration shall be held before and decided by a single neutral arbitrator (the “Arbitrator”). The arbitration decision shall be binding and final upon the parties thereto, and judgment on any award rendered by the Arbitrator may be entered in any court having jurisdiction thereof.

(iv)	Notwithstanding anything to the contrary in this clause (b), any party may seek emergency or temporary injunctive remedies exclusively in any federal or state court located in King County, Washington, in aid of its claims for relief in the arbitration notwithstanding this agreement to arbitrate; provided that such action shall not be deemed a waiver of the right to arbitrate the merits of the dispute. Each party hereto irrevocably submits to the exclusive jurisdiction and venue of any such court in any such action or proceeding.

(v)	In any judicial or arbitration proceeding hereunder, the prevailing party shall be entitled to receive its reasonable attorneys’ fees and costs incurred in connection with such proceeding in addition to its judgment.

7.6	Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

7.7

Notices. Unless otherwise provided for under this Agreement, all notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier service or (c) on the earlier of confirmed receipt or the third

(3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered, if to the Company, to National Registered Agents, Inc. 505 Union Avenue SE, Suite 120 Olympia, WA 98501, if to any Shareholder, to the address set forth in Exhibit A, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

7.8	Agreement Supersedes Statutory Authority. Each Shareholder acknowledges that the provisions of this Agreement supersede the provisions of the Washington Business Corporation Act, contained within the Revised Code of Washington, as applicable to the Company.

7.9	Company to be Bound. The Company, so far as its powers apply, shall be bound by the terms of this Agreement and shall do and perform all such acts and things and execute all such documents and assurances as it has power to do and as is necessary to fully and effectually carry out the terms of this Agreement.

7.10	Entire Agreement. This Agreement (including the Exhibits attached hereto), together with any Spousal Consent or other agreement to be bound by this Agreement and any employment agreement or subscription agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof; it supersedes any prior agreement or understandings among the parties as to such matters, oral or written, all of which are hereby canceled.

7.11	Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

7.12	Remedies. The rights and remedies of the parties hereunder shall not be mutually exclusive, and the exercise of any one right or remedy shall not preclude or waive the right to exercise any other remedies. Said rights and remedies are in addition to any other rights the parties may have by law or otherwise.

7.13	Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.14	Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The words “including,” “or,” “either” and “any” shall be ascribed their non-exclusive meanings unless the context clearly requires otherwise. The language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual agreement; any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. Unless otherwise specified, all references to money are to currency of the United States of America.

7.15	Waivers. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

7.16	Spousal Acknowledgement. To the extent that any Shares constitute the community property of an individual Shareholder’s marital community, such Shareholder must, within thirty (30) calendar days of receipt of such Shares, provide to the Company a fully executed version of a Spousal Consent in the form attached hereto as Exhibit D. If a Shareholder marries or remarries after the date hereof, such Person shall deliver an executed Spousal Consent to the Company within thirty (30) calendar days following such marriage. A Shareholder’s failure to deliver an executed consent in the form of Exhibit D at any time when such Person would otherwise be required to deliver such consent pursuant to this Section 7.16 shall constitute such Persons continuing representation and warranty that such Person is not legally married as of such date.

7.17	Counterparts; Electronic Transmission. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. The delivery of signed counterparts by facsimile or email transmission (including PDF and TIF formats) that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person).

7.18	Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and, except as otherwise provided or as would be inconsistent with the provisions of this Agreement, their respective heirs, executors, administrators, successors and assigns.

(Signature Page Follows)

AS EVIDENCE OF THEIR AGREEMENT, the parties have executed this Agreement as of the date and year first above written.

MERCER ISLAND INVESTORS GROUP, INC., a Washington corporation

By:	/s/ John Naye
Name:	John Naye
Title:	President and Chief Executive Officer

SHAREHOLDERS:

/s/ John Naye
Name:	John Naye

/s/ Christian Schiller
Name:	Christian Schiller

EXHIBIT A

Names, Addresses and shareholdings of Shareholders

John Naye PO Box 747 Mercer Island WA 98040	Five (5) Shares

Christian Schiller 1000 2nd Ave #1200 Seattle, WA 98104	Five (5) Shares

EXHIBIT B

DEFINITIONS

The following words shall whenever used in this Agreement have the following meanings:

“AAA” means the American Arbitration Association;

“Affiliate” means, with respect to any Person: (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling more than fifty percent (50%) of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any officer, director, general partner, trustee, or holder of more than fifty percent (50%) of the voting interests of any Person described in clauses (i) through (iii). For purposes of this definition, the term “controls,” “is controlled by” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise;

“Arbitrator” has the meaning given to that term in subsection 7.5;

“Arbitration Notice” has the meaning given to that term in subsection 7.5;

“Board” means the board of directors of the Company;

“Business Day” means any day except Saturdays, Sundays or federal holiday;

“Cause” has the meaning given to that term in subsection 2.4;

“Change of Control” means a sale, transfer or other disposition of all or substantially all of the assets of a Person (including dissolution of such Person in connection with such sale, transfer or other disposition), or a sale, transfer, merger, consolidation, share exchange, reorganization, recapitalization or other transaction or series of related transactions where the holders of equity interests in such Person immediately prior to the transaction hold less than fifty percent (50%) of the equity interests of such Person or the surviving entity or its ultimate parent immediately after the transaction.

“Closing” means any closing of the purchase and sale of Shares of a Shareholder as provided in this Agreement;

“Default” has the meaning given to that term in subsection 5.1;

“Defaulting Shareholder” has the meaning given to that term in subsection 5.1;

“Director” means a voting member of the Board;

“Dispute” has the meaning given to that term in subsection 7.5;

“Dispute Notice” has the meaning given to that term in subsection 7.5;

“Fair Market Value” means the value of the Shares that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party. Fair Market Value of the Shares shall be determined in good faith by the Board at the end of each fiscal year using the services of a third-party appraiser selected by the Board;

“Joinder Agreement” means a joinder to shareholders agreement, the form of which is attached hereto as Exhibit “C”;

“Offer” has the meaning given to that term in subsection 3.2;

“Offer Notice” has the meaning given to that term in subsection 4.2;

“Offer Period” has the meaning given to that term in subsection 3.3;

“Offered Shares” has the meaning given to that term in subsection 3.2;

“Permanent Incapacity” means, with respect to any Person, the condition that will be deemed to exist where:

(a)	such person has been declared by a court of competent jurisdiction to be mentally incompetent and such declaration has not, at the relevant time, been revoked; or

(b)	such person becomes unable, by reason of illness, mental or physical disability or incapacity or otherwise, to perform his or her normal duties as a director or officer of the Company or as a full-time employee of the Company:

(i)	for a period of 180 consecutive days; or

(ii)	for 270 days in the aggregate during any period of 365 consecutive days;

provided that in the event a qualified medical doctor certifies that the person’s illness, disability or incapacity is not permanent but merely temporary and that the person shall be fully recovered and able to perform his or her normal duties as a director, officer and full-time employee of the Company within 180 days of the date of the certificate, then such illness, disability or incapacity shall not be deemed to constitute “Permanent Incapacity”;

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Prime Rate” means on any day the publicly announced prime rate of interest of Bank of America N.A., or if Bank of America N.A. shall not be publicly announcing such rate, a comparable base lending rate publicly announced by a commercial bank, selected by the Board.

“Purchase Price” means, with respect to any sale and purchase of Shares of a Shareholder, the amount payable to purchase such Shares;

“Repurchase Event” has the meaning given to that term in subsection 4.1;

“Repurchase Shares” has the meaning given to that term in subsection 4.1

“Selling Shareholder” has the meaning given to that term in subsection 3.2;

“Shareholder” has the meaning given to that term in the preamble;

“Shares” has the meaning given to that term in the recitals;

“Transfer” of a Shares includes any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation or other transaction, whether voluntary, involuntary or by operation of law, whether in whole or in part, by which the legal or beneficial ownership of, or any security interest or other interest in the Shares, passes from one person to another, or to the same person in a different capacity, whether or not for value, and “to transfer”, “transferred” and similar expressions have corresponding meanings;

“Transferee” means the Person who will acquire ownership of Shares subject to the Transfer by a Shareholder.

EXHIBIT C

FORM OF JOINDER TO SHAREHOLDERS AGREEMENT

THIS JOINDER to the Shareholders Agreement between Mercer Island Investors Group, Inc., a Washington corporation (the “Company”), dated as of October 19, 2016, as amended or restated from time to time (the “Agreement”), is made and entered into as of                     ,             , by and between the Company and                     (“Holder”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement, which is attached hereto as Exhibit “A”.

WHEREAS, on the date hereof, Holder has acquired              Shares in the capital of the Company and the Agreement and the Company require Holder, as a holder of such Shares, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto.

2. Shareholder Schedule. For purposes of the Company’s registry of Shareholders, the address of the Holder is as follows:

[Name]

[Address]

[Shares]

3. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Washington, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

5. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Shareholders Agreement as of the date set forth in the introductory paragraph hereof.

MERCER ISLAND INVESTORS GROUP, INC., a Washington corporation

By:
Name:
Title:

[HOLDER]

By:
Name:
Title:

EXHIBIT D

FORM OF SPOUSAL CONSENT

I hereby consent to the execution, delivery and performance of the Shareholders Agreement between Mercer Island Investors Group, Inc. (the “Company”) and the Company’s shareholders dated October 19, 2016 (the “Agreement”) by my spouse, and agree that such actions and the obligations of my spouse under the Agreement shall be binding upon my marital community. I declare that I have had the opportunity to fully and carefully read the Agreement and to seek the advice of independent counsel with respect to the Agreement and this consent.

Dated:

Print Name:

Sign Name:

Address:

Spouse’s Name:

EXHIBIT E

Shareholder Code of Conduct

The Board of Directors (the “Board”) of Mercer Island Investors Group Inc. (the “Company”) believes as part of the spirit of the Company’s intended ownership of the Roanoke Inn, maintaining the positive ethos of the key tenets that underpin this planned “community-based” ownership structure are critical to the long term success of the Company. The Board believes retaining the essence of the “Where Friends Meet Friends” spirit that makes the Roanoke Inn so unique and wonderful is central to its success.

As such, the Board believes it is important to publish and maintain a shareholder code of conduct guideline to ensure that no attitudes nor actions of the Company’s shareholders serve to negatively influence the special nature of the Roanoke Inn’s atmosphere. The number one priority of this code of conduct is to preserve the value of the Roanoke Inn for shareholders, patrons and the community alike.

The following guidelines are applicable to all of the Company’s shareholders, and as noted in the shareholders’ agreement between the Company and each of the Company’s shareholders (the “Shareholders Agreement”) the failure to abide by any of these guidelines can result in the Company repurchasing a shareholder’s shares of the Company’s common stock pursuant to the terms of the Shareholders Agreement:

1)	Shareholders of the Company are not entitled to any special rights in the business operations of the Roanoke Inn, and shareholders are prohibited from expecting treatment that is different from any other patrons that are not shareholders.

2)	All shareholders agree to maintain respect for all employees of the Roanoke Inn, and not to demand/request/expect any special treatment as a shareholder from any employee. Rather, a shareholder is expected to treat all of the Roanoke Inn’s employees as is typical of a regular patron.

3)	A shareholder will not take any public action that could serve to denigrate, disparage, nor devalue the brand and community status of the Roanoke Inn.

4)	A shareholder will not take any action or engage in any activity that could jeopardize the Company’s liquor license for the Roanoke Inn.

5)	A shareholder will act in a respectful manner vis-à-vis other non-shareholder patrons of the Roanoke Inn, and will not publicly nor privately denigrate any non-shareholder patron.

6)	A shareholder will abide by the same general rules and procedures of a regular patron of the Roanoke Inn, including abiding by regular opening and closing hours, potential denial of service in case of excess inebriation, or other matters at the discretion of the Roanoke Inn’s staff.

In the event that a potential violation of one or more of the above guidelines is discovered by the Board, the Board will convene a meeting to discuss the incident and possible sanctions. At such Board meeting, the Board shall offer the shareholder subject to the inquiry an opportunity to state his/her case.

Following the Board discussion at the same meeting, the Board will determine the extent of any penalty. The extent of penalties could include a written warning, a formal conditional review period, or the repurchase of the shareholder’s shares of the Company’s common stock pursuant to the terms of the Shareholders Agreement.